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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SOUPMAN, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

8361199107

(CUSIP Number)

Jeffrey Freedman, 745 Hope Road, Eatontown, New Jersey 07724 (732) 483-4656

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	8361199107	Page	2	of	9	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WealthColony SPV II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,328,935
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 145,328,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,328,935 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 59,063,730 shares of Common Stock issuable pursuant to the conversion of the Issuer’s Series B Convertible Preferred Stock.

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No.	8361199107	Page	3	of	9	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WealthColony Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,328,935
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 145,328,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,328,935 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 59,063,730 shares of Common Stock issuable pursuant to the conversion of the Issuer’s Series B Convertible Preferred Stock.

Page 3 of 9 Pages

SCHEDULE 13D

CUSIP No.	8361199107	Page	4	of	9	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Freedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 547,000
	8	SHARED VOTING POWER 145,328,935
	9	SOLE DISPOSITIVE POWER 547,000
	10	SHARED DISPOSITIVE POWER 145,328,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,875,935 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 59,063,730 shares of Common Stock issuable pursuant to the conversion of the Issuer’s Series B Convertible Preferred Stock.

Page 4 of 9 Pages

Item 1. Security and Issuer Identity and Background

This Amendment No. 5 to that certain Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on July 5, 2016, as amended by Amendment No. 1 thereto dated May 26, 2017, Amendment No. 2 thereto dated June 2, 2017, Amendment No. 3 thereto dated June 7, 2017 and Amendment No. 4 thereto dated June 9, 2017 relates to the common stock, $.001 par value per share (the “Common Stock”), of Soupman, Inc. (the “Issuer”).

The principal executive offices of the Issuer are located at 1110 South Avenue, Suite 100, Staten Island, New York 10314.

This Amendment No. 5 is being filed to disclose the recent activities set forth in Item 4 (Purpose of Transaction) and the transactions described in Item 5.

Item 2. Identity and Background

(a)	This Schedule 13D is filed by WealthColony SPV II, L.P. (the “Limited Partnership”), WealthColony Management Group, LLC and Jeffrey Freedman (collectively, the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is as follows:

Name	Principal Business Address

WealthColony SPV II, L.P.	745 Hope Road Eatontown, New Jersey 07724

WealthColony Management Group, LLC	745 Hope Road Eatontown, New Jersey 07724

Jeffrey Freedman	745 Hope Road Eatontown, New Jersey 07724

(c)	The principal business of each of the Reporting Persons is as follows:

Name	Principal Business

WealthColony SPV II, L.P.	Sole business is to invest in securities of the Issuer

WealthColony Management Group, LLC	Manager of limited partnerships.

Jeffrey Freedman	Manager of WealthColony Management Group, LLC

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The individual Reporting Person is a citizen of the United States of America. Each of WealthColony SPV II, L.P. and WealthColony Management Group, LLC was formed under Delaware law.

Page 5 of 9 Pages

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the securities reported herein were derived from the available working capital of the Limited Partnership and the personal funds of Jeffrey Freedman.

Item 4. PURPOSE OF TRANSACTION

This Item 4 is being amended to add the following:

On June 20, 2017, WealthColony Management Group, LLC (“WealthColony”), in its capacity as general partner of the Limited Partnership, filed a preliminary objection with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to advise the Court that it objected to the Debtor-in-Possession (“DIP”) financing proposal made by the Issuer as a result of (i) the General Partner’s concerns about the existing management team of the Issuer, (ii) its belief that alternate financing with better terms may be available and (iii) its belief that the proposed DIP financing is not fair, reasonable and adequatete under Section 364 of the United States Bankruptcy Code because the interim DIP financing is not necessary for the operation of the Issuer and other debtors.

On June 26, 2017, the Issuer filed a complaint in the Bankruptcy Court seeking an order to enjoin WealthColony, the Limited Partnership, Jeffrey Freedman and Joseph Hagan from (a) soliciting the written consent of the Issuer’s shareholders in an effort to remove the Issuer’s board and officers and (b) exercising or enforcing written consents of the Issuer’s shareholders to remove the Issuer’s board and officers.

On June 27, 2017, WealthColony consented to the entry of a temporary restraining order enjoining it and the other defendants from obtaining, exercising or enforcing the written consents or voting power of other shareholders, while reserving all rights. WealthColony intends to vehemently oppose the entry of a preliminary injunction at a hearing scheduled for July 10, 2017.

As of June 27, 2017, holders of 31,286,120 shares of common stock have delivered to WealthColony written consents approving the removal of each of Jamieson Karson and Ronald Crane as directors of the Issuer and the appointment of Jeffrey Freedman and Randy Beller as directors of the Issuer.

Page 6 of 9 Pages

The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, soliciting stockholder consents, purchasing additional Common Stock or selling some or all of their Common Stock or other securities and, alone or with others, pursuing discussions with the management, the Board of Directors, other shareholders of the Issuer and third parties with regard to their investments in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) WealthColony Management Group, LLC and Jeffrey Freedman may be deemed the beneficial owners of up to 145,875,935 shares of Common Stock representing approximately 41.8% of the outstanding shares of the Issuer’s Common Stock.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated in accordance with Rule 13d-3 and is based upon 288,845,379 shares of Common Stock outstanding as of May 4, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2017.

(b) By virtue of their control of the Limited Partnership, WealthColony Management Group, LLC and Jeffrey Freedman share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the securities of the Issuer held by the Limited Partnership.

(c) The Reporting Persons have not effected any transactions in the Common Stock in the past 60 days, except as follows:

WealthColony has received documents with respect to the transactions identified below which give it the right to transfer shares of the Issuer’s common stock to the Limited Partnership. The Limited Partnership has not completed the registration of the transfers with respect to all of the listed private transactions.

Date of Transaction	No. of Shares of Common Stock
6-19-2017	3,344,101
6-20-2017	1,077,447
6-21-2017	7,605,820
6-22-2017	395,394
6-23-2017	4,316,509

The purchase price for each of the shares acquired was approximately $.002 per share. The General Partner has also received documents entitling it to transfer 5,906,373 shares of Series B Convertible Preferred Stock to the Limited Partnership.

On June 16, 2017, the General Partner received documents entitling it to transfer 2,270,000 shares of common stock to the Limited Partnership from Mighty Joe Marketing, LLC. These shares were previously reported as beneficially owned by Mr. Freedman and the proposed transfer to the Limited Partnership will not increase the aggregate beneficial ownership of the Reporting Persons.

Page 7 of 9 Pages

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreements described in Exhibits 1-3 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Warrant Agreement, dated December 26, 2014, between the Issuer and WealthColony SPV II, L.P. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2015 and incorporated by reference herein).

2	Consulting Agreement between the Issuer and Mighty Joe Marketing, LLC dated January 2, 2015 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2015 and incorporated by reference herein)

3	Joint Filing Agreement, dated June 29, 2016 (filed with the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on July 5, 2016 and incorporated by reference herein).

4.	Letter to Board of Directors dated May 25, 2017 (filed with Amendment No. 1 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on May 26, 2017 and incorporated by reference herein).

5.	Letter to Board of Directors dated June 2, 2017 (filed with Amendment No. 2 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on June 2, 2017 and incorporated by reference herein).

6.

Letter to Jamieson Karson dated June 6, 2017 (filed with Amendment No. 3 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on June 7, 2017 and incorporated by reference herein).

7.

Letter to Jamieson Karson dated June 27, 2017 (filed with Amendment No. 4 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on June 9, 2017 and incorporated by reference herein).

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 30, 2017

WEALTHCOLONY SPV II, L.P.

By:	WealthColony Management Group, LLC

By:	/s/ Jeffrey Freedman
Name:	Jeffrey Freedman
Title:	Manager

WealthColony Management Group, LLC

By:	/s/ Jeffrey Freedman
Name:	Jeffrey Freedman
Title:	Manager

/s/ Jeffrey Freedman

Page 9 of 9 Pages